TESSENDERLO GROUP

02 OCT 22 AM 11:05

FAX	DATE: 2002-10-22	PAGES: 2 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

02055474

MMa/JoV 2002-207

Dear Ms Kung,

82-4785

Please find our press release of 21st October 2002.

SUPPL

With kind regards,

Verspecht

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

P

dlw 10/28

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

Brussels, 21 October 2002 EMBARGO UNTIL 21.10.2002 5.40 p.m.

PRESS RELEASE

TESSENDERLO GROUP: CANCELLATION OF COMPANY'S OWN SHARES

The Board of Directors of Tessenderlo Chemie SA has decided to put to its shareholders that 2,473,639 of the company's own shares, i.e. 8.4% of the capital, be cancelled. These securities were acquired between 1998 and 2000.

For this purpose, an extraordinary general meeting will be called before the end of the year. The cancellation will take place by using the capital reserve which was created for this purpose in Tessenderlo Chemie SA's accounts.

After this operation, Tessenderlo Chemie's capital will be represented by 26,975,013 shares, including the increase in capital taken up by staff in July of this year.

Tessenderlo Group is an international chemical group which operates via over 112 companies in 22 countries. It employs a workforce of approximately 8,000, 2,500 of whom work in Belgium. Its consolidated turnover was € 1,890 million in 2001 from its five business areas (inorganic chemistry, fine chemistry, PVC, processing of plastics and natural organic products).
It is the European or worldwide leader in most of its product areas.

Tessenderlo Chemie SA is listed on the Brussels Stock Exchange, part of BEL 20, Next 150 and in NextPrime.

Should you require any further information, please contact:
Mr Christian VREBOSCH, Financial Director ☎ +32 2 639 18 87
Mrs Geert DUSAR, Corporate Communication Manager ☎ +32 2 639 17 75
Web site http://www.tessenderlogroup.com (under NEWS)
130, Rue du Trône - B-1050 Brussels

Note to editors: financial calendar

- Results as at 30 September 2002	7 November 2002
- Results as at 31 December 2002	11 March 2003
- Results as at 31 March 2003	24 April 2003